Exhibit 12.1
Ryder System, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
Continuing Operations
(Dollars in thousands)

	Years Ended
	2006		2005		2004		2003		2002
EARNINGS:

Earnings before income taxes	392,973		357,088		331,122		212,475		175,883

Fixed charges	201,561		178,710		157,563		183,805		220,837
Add: Amortization of capitalized interest	423		433		523		569		650

Less: Interest capitalized	245		313		672		560		544

Earnings available for fixed charges (A)	594,712		535,918		488,536		396,289		396,826

FIXED CHARGES:

Interest and other financial charges	140,806		120,786		100,786		96,728		92,262
Costs associated with sale of receivables	0		38		488		443		2,119

Portion of rents representing interest expense	60,755		57,886		56,289		86,634		126,456

Total fixed charges (B)	201,561		178,710		157,563		183,805		220,837

RATIO OF EARNINGS TO FIXED CHARGES (A)/(B)	2.95	x	3.00	x	3.10	x	2.16	x	1.80	x